Sub-Item 77E

The Fund has been named as a counter-defendant in a breach of contract claim arising out of its preexisting suit for damages against Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, and Morgan Stanley & Co. for violations of California's securities laws and negligent misrepresentation in connection with the sale of Washington Mutual Preferred Trust securities to the Fund.

The action was initiated on December 9, 2010, in the federal
District Court for the Western District of Washington (at
Seattle) by Goldman, Sachs & Co., Credit Suisse Securities (USA)
LLC, and Morgan Stanley & Co, and names as counter-defendants the U.S. Flaherty & Crumrine Funds, as well as Flaherty &
Crumrine Incorporated.